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FOR IMMEDIATE RELEASE       CONTACT:
Thursday, November 2, 2000  Kathleen Till Stange, Director of Investor Relations
                            (515) 226-6780, ktillstange@fbfs.com

       FBL FINANCIAL GROUP ANNOUNCES FINAL RESULTS OF TENDER OFFER

WEST DES MOINES, IOWA, NOVEMBER 2, 2000 - FBL FINANCIAL GROUP, INC. (NYSE:
FFG) today announced final results of its tender offer which expired Thursday, October 26, 2000. FBL will purchase 1,101,461 of the 5,143,577 shares tendered. Odd lots, representing a total of 30,282 shares, will be repurchased at 100 percent. The final proration for all other shareholders is
20.9489 percent. This is consistent with the preliminary proration factor, which was announced on October 27, 2000. Payment for all shares purchased will be made on Thursday, November 2, 2000 via FBL's depository in the offer, ChaseMellon Shareholder Services, L.L.C.

The tender offer commenced on September 26, 2000. Under terms of the offer, FBL offered to purchase up to 1,101,462 of its Class A common shares at a fixed price of $20 per share, for a total of $22.0 million. At that same time, FBL announced a $53.0 million repurchase of 2,648,538 of its Class A common shares from 19 Farm Bureau associated shareholders, also at a set price of $20 per share. These two transactions represent a total repurchase of $75 million for 3,750,000 Class A common shares, which is approximately
12.57 percent of FBL's Class A common shares outstanding. Following these transactions, FBL will have 26,107,440 Class A common shares and 1,192,990 Class B Common shares for a total of 27,300,430 common shares outstanding.

FBL Financial Group (www.fblfinancial.com) is a holding company whose primary operating subsidiaries include Farm Bureau Life Insurance Company and EquiTrust Life Insurance Company. FBL underwrites, markets and distributes life insurance, annuities and mutual funds to individuals and small businesses. FBL's three-pronged growth strategy includes (1) internal growth within its traditional Farm Bureau distribution network in 14 midwestern and western states, (2) alliances and consolidations with other Farm Bureau companies and (3) other alliances and consolidations.

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